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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.______)*



                               MEDIA-X CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)



                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   58447C-201
--------------------------------------------------------------------------------
                                (CUSIP Number)




                                 MARCH 22, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 58447C-201                                   Page   2   OF   5   PAGES
         ---------------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Liviakis Financial Communications, Inc.                     68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------

          (b)
             -------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          California
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    790,000
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With:                  790,000
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

          790,000
          ---------------------------------------------------------------------

 (10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (11)

          19.4%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person (See Instructions)

          CO
          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

        Media-X Corporation, a Nevada corporation


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        8522 National Boulevard, Suite 110
        Culver City, California 90232


ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

        Liviakis Financial Communications, Inc. ("LFC")


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        2420 "K" Street, Suite 220, Sacramento, California 95816


ITEM 2(c).  CITIZENSHIP:

        LFC is a California corporation.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common Stock, $.0001 par value.


ITEM 2(e).  CUSIP NUMBER:

        58447C-201


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:



        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.  OWNERSHIP.

        (a)    Amount beneficially owned:   790,000 shares

        (b)    Percent of class:    19.4%

               The percent of class is calculated based upon the 4,075,375 shares of Common Stock that the Issuer advised LFC were outstanding as of March 24, 1999.

        (c) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:    790,000

               (ii)  Shared power to vote or direct the vote:    0

               (iii)  Sole power to dispose or to direct the disposition of:
                      790,000

               (iv)  Shared power to dispose or direct the disposition of:    0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


ITEM 10.  CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: March 31, 1999               LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By: /s/John M. Liviakis
                                        ----------------------------
                                        John M. Liviakis, President